SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: January 27, 2005

FiberMark, Inc.

(Exact name of registrant as specified in charter)

Delaware	**001-12865**	**82-0429330**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

161 Wellington Road
P.O. Box 498
Brattleboro, Vermont 05302
(802) 257-0365

Item 8.01. Other Events and Regulation FD Disclosure

On January 27, 2005, FiberMark distributed a press release regarding the continuance of the company's chapter 11 confirmation hearing until February 28, attached here as Exhibit 99.1. This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set fort by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits

Exhibit 99.1   Press Release Dated January 27, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FiberMark

Date: January 27, 2005   By: /s/ *John E. Hanley*

John E. Hanley

Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1*	Press Release Dated January 27, 2005

* Filed herewith

Exhibit 99.1

FOR IMMEDIATE RELEASE   Contact: Janice C. Warren
                                                 Director of Investor Relations and
                                                 Corporate Communications
                                                 802 257 5981

FIBERMARK ANNOUNCES CONFIRMATION HEARING CONTINUED TO FEBRUARY 28

BRATTLEBORO, Vt.—January 25, 2005—FiberMark, Inc. (OTCBB: FMKIQ) announced that at today's hearing with the U.S. Bankruptcy Court for the District of Vermont, the confirmation hearing was scheduled to continue on February 28. In advance of that hearing, the company intends to file Plan implementation documents that reflect the previously announced agreement in principle reached by several members of the Creditors Committee. Once a company's plan of reorganization is confirmed, emergence from chapter 11 typically occurs within a month.

FiberMark, headquartered in Brattleboro, Vt., is a leading producer of specialty fiber-based materials meeting industrial and consumer needs worldwide, operating 11 facilities in the eastern United States and Europe. Products include filter media for transportation and vacuum cleaner bags; base materials for specialty tapes, electrical and graphic arts applications; wallpaper, building materials and sandpaper; and cover/decorative materials for office and school supplies, publishing, printing and premium packaging.

This document contains forward-looking statements. Actual results may differ depending on the economy and other risk factors discussed in the company's Form 10-K as filed with the SEC on March 30, 2004, which is accessible on the company's Web site at www.fibermark.com.

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